# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forgent Power Solutions, Inc., CIK 0002080126
CUSIP: 34631F102
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 11500 Dayton Parkway, Dayton, Minnesota (MN), 55369
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002107358

## Reporting persons
- Neos Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 205,528,889; sole dispositive power 0; shared dispositive power 205,528,889; aggregate amount beneficially owned 205,528,889 (67.5% of the class)
  Comment: Rows 6, 8, 9: Includes 145,218,850 shares of the Issuer's Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") and 60,310,039 Opco LLC Interests (as defined in the Second Amended & Restated Limited Liability Company Agreement of Forgent Power Solutions LLC, dated as of February 4, 2026 (the "LLCA")), which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by the Reporting Persons.
- Neos Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 205,528,889; sole dispositive power 0; shared dispositive power 205,528,889; aggregate amount beneficially owned 205,528,889 (67.5% of the class)
  Comment: Rows 6, 8, 9: Includes 145,218,850 shares of Class A Common Stock and 60,310,039 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by the Reporting Persons.
- Neos Partners I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 205,528,889; sole dispositive power 0; shared dispositive power 205,528,889; aggregate amount beneficially owned 205,528,889 (67.5% of the class)
  Comment: Rows 6, 8, 9: Includes 145,218,850 shares of Class A Common Stock and 60,310,039 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by the Reporting Persons.
- Peter Jonna: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 205,528,889; sole dispositive power 0; shared dispositive power 205,528,889; aggregate amount beneficially owned 0 (67.5% of the class)
  Comment: Rows 6, 8, 9: Includes 145,218,850 shares of Class A Common Stock and 60,310,039 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by the Reporting Persons.
- Neos Partners I Expansion GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 142,406,055; sole dispositive power 0; shared dispositive power 142,406,055; aggregate amount beneficially owned 142,406,055 (58.3% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Forgent Parent I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 142,406,055; sole dispositive power 0; shared dispositive power 142,406,055; aggregate amount beneficially owned 142,406,055 (58.3% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Forgent Parent I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 142,406,055; sole dispositive power 0; shared dispositive power 142,406,055; aggregate amount beneficially owned 142,406,055 (58.3% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Neos Partners I Expansion LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 142,406,055; sole dispositive power 0; shared dispositive power 142,406,055; aggregate amount beneficially owned 142,406,055 (58.3% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Forgent Parent II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 33,198,340; sole dispositive power 0; shared dispositive power 33,198,340; aggregate amount beneficially owned 33,198,340 (12% of the class)
  Comment: Rows 6, 8, 9: Consists of 33,198,340 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 277,317,190 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 33,198,340 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent II LP.
- Forgent Parent II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 33,198,340; sole dispositive power 0; shared dispositive power 33,198,340; aggregate amount beneficially owned 33,198,340 (12% of the class)
  Comment: Rows 6, 8, 9: Consists of 33,198,340 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 277,317,190 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 33,198,340 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent II LP.
- Forgent Parent III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,111,699; sole dispositive power 0; shared dispositive power 27,111,699; aggregate amount beneficially owned 27,111,699 (10% of the class)
  Comment: Rows 6, 8, 9: Consists of 27,111,699 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 271,230,549 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 27,111,699 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent III LP.
- Forgent Parent III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 27,111,699; sole dispositive power 0; shared dispositive power 27,111,699; aggregate amount beneficially owned 27,111,699 (10% of the class)
  Comment: Rows 6, 8, 9: Consists of 27,111,699 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 271,230,549 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 27,111,699 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent III LP.
- Neos Partners I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 202,716,094; sole dispositive power 0; shared dispositive power 202,716,094; aggregate amount beneficially owned 202,716,094 (66.6% of the class)
  Comment: Rows 6, 8, 9: Includes 142,406,055 shares of Class A Common Stock and 60,310,039 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent I LP, Forgent Parent II LP and Forgent Parent III LP.
- Neos Partners I-A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 202,716,094; sole dispositive power 0; shared dispositive power 202,716,094; aggregate amount beneficially owned 202,716,094 (66.6% of the class)
  Comment: Rows 6, 8, 9: Includes 142,406,055 shares of Class A Common Stock and 60,310,039 Opco LLC Interests, which are exchangeable for shares of Class A Common Stock on a one-for-one basis (together with corresponding cancellation of an equal number of shares of Class B common stock of the Issuer held by such entities), subject to the terms of the LLCA.
  
  Row 11: Calculation is based on 304,428,889 shares of the Issuer's Class A Common Stock outstanding, consisting of 244,118,850 shares of Class A Common Stock pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026, and 60,310,039 shares of Class A Common Stock underlying the Opco LLC Interests held by Forgent Parent I LP, Forgent Parent II LP and Forgent Parent III LP.
- Forgent Parent IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,812,795; sole dispositive power 0; shared dispositive power 2,812,795; aggregate amount beneficially owned 2,812,795 (1.2% of the class)
  Comment: Rows 6, 8 and 9: Consists of 2,812,795 shares of Class A Common Stock.
  
  Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Forgent Parent IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,812,795; sole dispositive power 0; shared dispositive power 2,812,795; aggregate amount beneficially owned 2,812,795 (1.2% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.
- Neos Partners I-B LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 145,218,850; sole dispositive power 0; shared dispositive power 145,218,850; aggregate amount beneficially owned 145,218,850 (59.5% of the class)
  Comment: Row 11: Calculation is based on 244,118,850 shares of the Issuer's Class A Common Stock outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed on May 14, 2026.

## Item 1. Issuer
Name of issuer: Forgent Power Solutions, Inc.
Address of issuer's principal executive offices: 11500 Dayton Parkway, Dayton, MN 55369

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following Reporting Persons (collectively, the "Reporting Persons"):
1. Neos Partners, LP
2. Neos Partners GP, LLC
3. Neos Partners I GP LLC
4. Peter Jonna
5. Neos Partners I Expansion GP LLC
6. Forgent Parent I LP
7. Forgent Parent I GP LLC
8. Neos Partners I Expansion LP
9. Forgent Parent II LP
10. Forgent Parent II GP LLC
11. Forgent Parent III LP
12. Forgent Parent III GP LLC
13. Neos Partners I LP
14. Neos Partners I-A LP
15. Forgent Parent IV LP
16. Forgent Parent IV GP LLC
17. Neos Partners I-B LP
Neos Partners, LP is the investment manager of Neos Partners I LP, Neos Partners I-A LP, Neos Partners I-B LP and Neos Partners I Expansion LP. Neos Partners GP, LLC is the sole manager of Neos Partners I GP LLC and Neos Partners I Expansion GP LLC. Neos Partners I GP LLC is the general partner of Neos Partners I LP, Neos Partners I-A LP and Neos Partners I-B LP. Neos Partners I Expansion GP LLC is the general partner of Neos Partners I Expansion LP. Neos Partners GP, LLC's managing member is Peter Jonna. The general partner of Forgent Parent I LP is Forgent Parent I GP LLC and its members are Neos Partners I LP, Neos Partners I-A LP and Neos Partners I-B LP. The general partner of Forgent Parent II LP is Forgent Parent II GP LLC and its members are Neos Partners I LP and Neos Partners I-A LP. The general partner of Forgent Parent III LP is Forgent Parent III GP LLC and its members are Neos Partners I LP and Neos Partners I-A LP. The general partner of Forgent Parent IV LP is Forgent Parent IV GP LLC and its sole member is Neos Partners I-B LP.

The Reporting Persons are a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, are deemed to be the beneficial owners of the securities reported herein. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13G and incorporated herein by reference.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 12770 El Camino Real, Suite 300, San Diego, CA 92130.
Citizenship: See responses to Item 4 of the Cover Page for each Reporting Person, which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Cover Page Item 9 for each Reporting Person and Item 2(a), incorporated herein by reference.
Percent of class: See Cover Page Item 11 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to vote or to direct the vote: See Cover Page Item 5 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to vote or to direct the vote: See Cover Page Item 6 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to dispose or to direct the disposition: See Cover Page Item 7 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to dispose or to direct the disposition: See Cover Page Item 8 for each Reporting Person and Item 2(a), incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, partners, members or other interest holders of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock or Opco LLC Interests beneficially owned by such Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) above for members of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index
Exhibit No. Description
1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Neos Partners, LP: By: Neos Partners GP, LLC, its General Partner, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners GP, LLC: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners I GP LLC: By: Neos Partners GP, LLC, its Manager, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Peter Jonna: /s/ Peter Jonna, Peter Jonna (05/15/2026)
- Neos Partners I Expansion GP LLC: By: Neos Partners I GP LLC, its Manager, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent I LP: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent I GP LLC: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners I Expansion LP: By: Neos Partners I Expansion GP LLC, its General Partner, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent II LP: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent II GP LLC: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent III LP: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent III GP LLC: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners I LP: By: Neos Partners I GP LLC, its General Partner, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners I-A LP: By: Neos Partners I GP LLC, its General Partner, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent IV LP: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Forgent Parent IV GP LLC: /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)
- Neos Partners I-B LP: By: Neos Partners I GP LLC, its General Partner, /s/ Peter Jonna, Peter Jonna / Authorized Signatory (05/15/2026)